STERILOGY, LLC

FINANCIAL STATEMENTS
(Unaudited)

DECEMBER 31, 2017
(With Independent Accountant's Review Report Thereon)

STERILOGY, LLC

TABLE OF CONTENTS

DoerenMayhew
CPAs AND ADVISORS

305 West Big Beaver Rd., Ste. 200
Troy, Michigan 48084
248.244.3000
doeren.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
Sterilogy, LLC

We have reviewed the accompanying financial statements of Sterilogy, LLC which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and members' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provided a reasonable basis for our conclusion.

DoerenMayhew

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Troy, Michigan
February 6, 2018

STERILOGY, LLC

BALANCE SHEETS
(Unaudited)
DECEMBER 31, 2017 AND 2016

Assets	2017	2016
Current assets:		
Cash	$ 5,622	$ 38
Total assets	$ 5,622	$ 38

Liabilities and Members' Deficit		
Current liabilities:		
Accounts payable	$ -	$ 4,009
Accrued interest	17,057	13,452
Total current liabilities	17,057	17,461
Long-term debt (note 2)	121,550	58,800
Members' deficit	(132,985)	(76,223)
Total liabilities and members' deficit	$ 5,622	$ 38

See independent accountant's review report and accompanying notes to financial statements

STERILOGY, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
(Unaudited)
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Grant revenue	$ -	$ 25,000
Prototype development costs	40,000	25,000
Gross (loss) profit	(40,000)	-
General and administrative expenses	13,157	3,981
Loss from operations	(53,157)	(3,981)
Other expense:		
Interest expense	(3,605)	(3,012)
Net loss	(56,762)	(6,993)
Members' deficit - beginning	(76,223)	(69,230)
Members' deficit - ending	$ (132,985)	$ (76,223)

STERILOGY, LLC

STATEMENTS OF CASH FLOWS
(Unaudited)
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities:		
Cash received from grants	$ -	$ 25,000
Cash paid to suppliers	(57,166)	(24,972)
Net cash (used in) provided from operating activities	(57,166)	28
Cash flows from financing activities:		
Borrowings from members	62,750	-
Net increase in cash	5,584	28
Cash - beginning	38	10
Cash - ending	$ 5,622	$ 38

STERILOGY, LLC

STATEMENTS OF CASH FLOWS
(Unaudited)
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (56,762)	$ (6,993)
Changes in assets and liabilities:		
(Decrease) increase in accounts payable	(4,009)	4,009
Increase in accrued interest payable	3,605	3,012
Total adjustments	(404)	7,021
Net cash (used in) provided from operating activities	$ (57,166)	$ 28

STERILOGY, LLC

NOTES TO FINANCIAL STATEMENTS
(Unaudited)
DECEMBER 31, 2017 AND 2016

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Sterilogy, LLC's (the Company) operations are principally related to the development of a body worn compact hand hygience compliance and monitoring system to help combat health care associated infections.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company places its cash with high credit quality financial institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limits. As of December 31, 2017, the balance was not in excess of the FDIC insurance limit.

Income Taxes

No income tax provisions have been included in the financial statements since income or loss of the Company is required to be included by the members on their income tax returns. Income tax filings are subject to audit by various taxing authorities. Open audit periods are 2014 - 2017.

Limited Liability Company

The Company is organized as a limited liability company which will exist in perpetuity. As such, the Company shall indemnify, defend and hold harmless the members from any claim or liability, and from any loss, cost or expense which may be imposed upon the members by reason of any act performed for or on behalf of the Company.

Subsequent Events

The financial statements and related disclosures include evaluation of events up through and including February 6, 2018, which is the date the financial statements were available to be issued.

STERILOGY, LLC

NOTES TO FINANCIAL STATEMENTS
(Unaudited)
DECEMBER 31, 2017 AND 2016

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Risk and Uncertainty

The Company has excess expenses over revenues and has a members' deficit. These circumstances may raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue in existence is dependent upon support from the members. The members have committed to the continued financial support and funding from future operations.

Development Stage Enterprise

As noted above, the Company is in the development stage of their prototype. The prototype is expected to be completed during 2018, at which time they will begin demonstrations and trials to generate sales orders.

Note 2 - Long-Term Debt

	2017	2016
Unsecured note payable, initiated on January 5, 2012, accruing compounded interest at 12%, due January 5, 2019	$ 21,750	$ 21,750
Various demand notes with members of varying amounts, accruing interest at 5% per annum. Pursuant to the demand notes, payment will not be made by Company until their financial situation allows	99,800	37,050
Total debt reflected as long-term	$ 121,550	$ 122,947

Subsequent to December 31, 2017, a resolution was made by the members to convert notes payable of $24,775 each to equity.

* * * End of Notes * * *